EXHIBIT 99.36

NEWS RELEASE DATED JANUARY 18, 2011

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	January 18, 2011

STOCK OPTION GRANT

Vancouver, Canada – Tasman Metals Ltd. (“Tasman”) TSXV – TSM; Frankfurt - T61; Pink Sheets - TASXF. Mr. Mark Saxon, President & CEO, announces that on January 17, 2011, Tasman granted to an investor relations consultant 90,000 stock options to purchase common shares at a price of $3.84 per share for 3 years.

The stock options are subject to a four month hold period and will vest over 12 months.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN